June 30, 2020

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Christopher Edwards

Re:	Trevi Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-239499
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trevi Therapeutics, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-239499), so that it may become effective at 4:00 p.m., Eastern time, on July 2, 2020, or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Jennifer Good
Jennifer Good Chief Executive Officer